Exhibit 99.1

THE LION ELECTRIC COMPANY MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LION

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2021

The following management’s discussion and analysis (“MD&A”) provides information concerning financial condition and results of operations of The Lion Electric Company (the “Company” or “Lion”) for the first three-month period of the fiscal year ending December 31, 2021. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three-month period ended March 31, 2021 as well as the audited consolidated financial statements and MD&A for the year ended December 31, 2020 included in Lion’s non-offering final prospectus dated May 5, 2021 (the “Canadian Prospectus”) filed with the Autorité des marchés financiers (the “AMF”) and the registration statement on Form F-4 filed with the SEC and declared effective on March 24, 2021 (the “Registration Statement”). Some of the information contained in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in the “Forward-Looking Statements” section of this MD&A. This MD&A reflects information available to the Company as of May 14, 2021.

Basis of Presentation

Lion’s unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”.

All amounts presented are in United States dollars unless otherwise indicated.

The Company’s fiscal year is the twelve-month period ending December 31 of each year. This MD&A, approved by Lion’s Board of Directors on May 14, 2021, is based on the Company’s unaudited condensed interim consolidated financial statements and accompanying notes thereto for the three-month periods ended March 31, 2021 and 2020.

Certain figures, such as interest rates and other percentages included in this MD&A, have been rounded for ease of presentation. Percentage figures included in this MD&A have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in Lion’s financial statements or in the associated text. Certain other amounts that appear in this MD&A may similarly not sum due to rounding.

Lion has one reportable operating segment, the manufacturing and sales of electric vehicles in Canada and in the United States.

Forward-Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements contained in this MD&A that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.

Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made including, but not limited to, that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners, that Lion will continue to operate the businesses of Lion in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely complete the construction of its U.S. manufacturing facility and its Québec battery plant, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size and that its results of operations and financial condition will not be adversely affected, that Lion will be able to maintain the benefits received by Lion from government subsidies and economic incentives and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include, but are not limited to, the following: any adverse changes in the U.S. and Canadian general economic, business, market, financial, political and legal conditions, including as consequences of the global COVID-19 pandemic; Lion’s inability to successfully and economically manufacture and distribute its vehicles at scale and meet its customers’ business needs; Lion’s inability to execute its growth strategy; Lion’s inability to maintain its competitive position; Lion’s inability to reduce its costs of supply over time; any inability to maintain and enhance Lion’s reputation and brand; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure of information technology systems or any cybersecurity and data privacy breaches or incidents; the reduction, elimination or discriminatory application of government subsidies and economic incentives or the reduced need for such subsidies; natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events; the outcome of any legal proceedings that may be instituted against Lion or the Company from time to time. These and other risks and uncertainties related to the businesses of Lion are described in greater detail in the section entitled “Risk Factors” in the Canadian Prospectus and the Registration Statement and other documents publicly filed with the AMF and the SEC. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on their behalf are expressly qualified in their entirety by the cautionary statements contained, and risk factors identified, in the Canadian Prospectus, the Registration Statement and other documents filed with the AMF and the SEC.

Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.

Non-IFRS Measures and Other Performance Metrics

This MD&A makes reference to certain non-IFRS measures, including Adjusted EBITDA and Adjusted EBITDA margin, and other performance metrics, including the Company’s order book. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company uses non-IFRS measures including Adjusted EBITDA. “Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, changes in fair value of share warrant obligation, foreign exchange loss (gain) and certain non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, you should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. “Adjusted EBITDA margin” is equal to Adjusted EBITDA for the period presented as a percentage of revenue for the same period.

This MD&A also makes reference to the Company’s order book with respect to vehicles and charging stations. The Company’s order book, expressed as a number of units or the amount of sales expected to be recognized in the future in respect of such number of units, is determined based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably established and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product. When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS or any other applicable securities legislation. Lion believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance and trends. Lion’s computation of its order book may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book, order backlog or order intake in the same fashion. In addition, Lion’s presentation of such measure should not be construed as a representation by Lion that all of the vehicles and charging stations included in its order book will translate into actual sales. A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances within a certain period. The conversion of the Company’s order book in actual deliveries and sales is subject to a number of risks. For instance, a customer may default on a purchase order that has become binding, and the Company may not be able to convert orders included in its order books into sales. As a result, the Company’s realization of its order book could be affected by variables beyond its control and may not be entirely realized. See sections entitled “Forward-Looking Statements” and “Order Book”.

Because of these limitations, Adjusted EBITDA, Adjusted EBITDA Margin and order book should not be considered in isolation or as a substitute for performance measures calculated in accordance with IFRS. Lion compensates for these limitations by relying primarily on Lion’s IFRS results and using Adjusted EBITDA, Adjusted EBITDA Margin and order book on a supplemental basis. You should review the reconciliation of net earnings (loss) to Adjusted EBITDA presented by the Company under the section entitled “Reconciliation of Adjusted EBITDA” of this MD&A, and not rely on any single financial measure to evaluate Lion’s business.

Company Overview

Lion is a corporation existing under the Business Corporations Act (Québec). Lion is a leader in the design, development, manufacturing, and distribution of purpose-built all-electric medium and heavy-duty urban vehicles. Lion gained distinct industry expertise and a first-mover advantage in the medium and heavy-duty urban electric vehicles (“EV”) segment through more than 10 years of focused all-electric vehicle R&D, manufacturing and commercialization experience. Lion’s vehicles and technology benefit from over seven million miles driven by over 390 of its purpose-built all-electric vehicles that are on the road today, in real-life operating conditions.

Lion’s growing line-up of purpose-built all-electric vehicles consists of seven urban truck and bus models available for purchase today.

Lion’s EVs are tailored to satisfy the needs of its customers and are entirely designed, manufactured, and assembled in-house in North America, without relying on traditional combustion-engine vehicle retrofitting or third-party integrators. To achieve this, Lion has developed its own purpose-built for electric chassis, truck cabins, and bus bodies, incorporating its proprietary battery technology with modular energy capacity and its proprietary Lion software.

Like others in the EV space, Lion has adopted a direct-to-customer sales model tailored for EVs, avoiding reliance on third-party dealerships in most instances. As part of its go-to-market strategy, Lion assists its customers through the EV transition journey in all critical aspects of vehicle selection, purchase and adoption, including EV education and training, identification and seeking of any applicable governmental grants, energy requirements, charging infrastructure, maintenance and advanced telematics solutions. To enhance customer experience and help drive repeat purchases, Lion leverages its growing network of Experience Centers, which are dedicated spaces where prospective customers, policymakers and other transportation industry stakeholders can interact with EVs, learn about their specifications and advantages, meet a sales representative, discuss grant and subsidy assistance, receive vehicle training, and have existing vehicles serviced. Services available on-site at Lion’s Experience Centers include product demonstrations and sales support, full-service training, charging infrastructure assistance and maintenance support. There are currently nine Experience Centers strategically located in key markets in the United States and Canada.

As of May 14, 2021, Lion had over 658 employees, of which over 200 were in its R&D department.

Financial Highlights of the Three-Month Period Ended March 31, 2021

For the three-month period ended March 31, 2021, the Company’s financial performance was the following when compared to the three-month period ended March 31, 2020:

•	Revenues of $6.2 million, an increase of $5.0 million;

•	Gross profit of ($1.8) million, a decrease of $0.7 million;

•	Net loss of ($16.1) million, a decrease of $10.4 million, which resulted in basic and diluted earnings per share of ($0.15), a decrease of $0.10 per share;

•	Adjusted EBITDA of ($5.9) million, a decrease of $2.8 million.

Operational Highlights of the Three-Month Period Ended March 31, 2021

Construction of Battery Manufacturing Plant and Innovation Center

On March 15, 2021, Lion announced the planned construction of a battery manufacturing plant and innovation center. The factory is expected to begin operations in the second half of 2022 and produce battery packs and modules made from Lithium-ion cells. Construction is projected to break ground over the next few months at a location to be confirmed in the near future. The project is expected to represent a total investment of approximately $150 million (C$185 million). As publicly announced on March 15, 2021, Lion expects to benefit from support by the Canadian federal and Quebec governments of up to approximately C$100 million (amounting to approximately up to C$50 million each) in connection with the planned construction of its battery manufacturing plant and innovation center in Québec, of which up to 30% is expected to be forgiven subject to certain criteria tied to Lion and to the operations of the facility.

Truck Order from Pride Group Enterprises

On March 25, 2021, Lion received a purchase order from Pride Group Enterprises (“Pride”) for 100 all-electric Lion6 and Lion8 trucks. The order represented Lion’s largest single order of zero-emission trucks to date. The majority of the trucks are expected to be delivered to Pride during 2021, with the remainder of deliveries expected to take place in 2022.

Truck Order from Heritage

On May 14, 2021, Lion announced that it has been selected to participate in the Heritage-Romeo Power Fleet Electrification Program to execute on Heritage’s fleet electrification strategy. Heritage will initially purchase five Lion battery-electric trucks for the 2021 fleet electrification validation program consisting of Class 6 and/or Class 8 vehicles. Subject to the validation program’s success to target specifications with operational excellence experienced, Heritage’s initial purchase could result in significantly more orders over a four-year period.

School Bus Order from Autobus Séguin

On January 19, 2021, Lion received a purchase order for up to 60 all-electric LionC school buses over a five-year period from Autobus Groupe Séguin (Autobus Séguin), a transportation operator headquartered in Laval, Quebec. The first 10 buses are expected to be delivered throughout the 2021 calendar year. Subject to continued satisfaction of certain conditions, up to 50 additional buses are expected to be delivered through 2026.

Senior Personnel Hires

Lion announced the appointment of Isabelle Adjahi as Vice President, Investor Relations and Sustainable Development. Ms. Adjahi is responsible for developing and implementing an investor relations strategy aimed at maintaining relationships with investors and analysts through an ongoing dialogue about Lion’s corporate, business, financial objectives and growth. Lion also announced the appointment of Rocco Mezzatesta as Senior Vice-president, Product development and Vehicle engineering. Mr. Mezzatesta is responsible for product development as well as management of engineering projects.

Recent Developments

Closing of Business Combination Agreement with Northern Genesis Acquisition Corp. and Concurrent Equity Private Placement

On May 6, 2021, Lion completed its previously-announced business combination with Northern Genesis Acquisition Corp. (“NGA”) pursuant to which (i) a newly-formed wholly-owned Delaware subsidiary of Lion (“Merger Sub”) merged with and into NGA through a statutory merger under the laws of the State of Delaware, with NGA surviving the merger as a wholly-owned subsidiary of Lion (the “Business Combination”), and (ii) as consideration for the merger, each outstanding share of NGA’s common stock held by an NGA stockholder was converted into the right to receive one newly issued common share of Lion (each, a “Lion Common Share”), and each outstanding warrant to purchase shares of NGA’s common stock, with each such whole warrant exercisable for one share of NGA’s common stock at an exercise price of $11.50, was converted into a warrant to acquire a number of Lion Common Shares (each, a “Lion Warrant”) equal to the number of shares of NGA’s common stock underlying each such warrant of NGA. At the time of closing of the Business Combination, NGA held (net of the redemptions exercised by NGA’s stockholders holding 20,449 shares) approximately $320 million in its trust account.

Immediately prior to the completion of the Business Combination, Lion completed a reorganization (the “Pre-Closing Reorganization”) which included a share split pursuant to which each Lion Common Share outstanding immediately prior to such share split was converted into 4.1289 Lion Common Shares. Immediately prior to the completion of the Business Combination, Lion also completed a private placement (the “PIPE Financing”) pursuant to which a number of investors agreed to purchase, and Lion agreed to sell to such investors, an aggregate of 20,040,200 Lion Common Shares, for a purchase price of $10.00 per share and an aggregate purchase price of $200,402,000.

The Business Combination and the PIPE Financing resulted in proceeds of approximately $490 million, net of transaction fees. Approximately $90 million of the net proceeds were used to repay outstanding credit facilities and debt instruments. See section entitled “Update with Respect to Certain Debt Instruments” below.

Following the closing of the Business Combination and the PIPE Financing, the Lion Common Shares began trading on the Toronto Stock Exchange (“TSX”) and on the NYSE under the new symbol “LEV”, and the warrants of Lion began trading on the TSX under the new symbol “LEV.WT” and on the NYSE under the new symbol “LEV WS”.

Update with Respect to Certain Debt Instruments

In connection with the closing of the Business Combination, Lion entered into a new loan agreement (the “Finalta Loan Agreement”) with Finalta Capital Fund, L.P. (“Finalta”) amending and restating in their entirety the two (2) loan agreements that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs (collectively, the “Former Finalta Loan Agreements”). The Finalta Loan Agreement provides for a combined loan facility of up to a principal amount of approximately C$13,500,000 and bears interest at the rate of 7.50% per annum. The Finalta Loan Agreement has terms and conditions which improved on, or are substantially similar to, the terms and conditions of the Former Finalta Loan Agreements. See the section entitled “Finalta Loan Agreement” of this MD&A.

In connection with the closing of the Business Combination, Lion repaid in full all amounts owed under the Credit Agreement (as defined below) entered into with National Bank of Canada (“NBC”), as lender, and the Credit Agreement and all security related thereto were terminated. The Credit Agreement provided for the following credit facilities (i) a $27,489,000 (C$35 million) operating revolving facility, (ii) a $35,343,000 (C$45 million) term loan facility, and (iii) a $7,854,000 (C$10 million) additional term loan facility. See the section entitled “Credit Agreement with National Bank of Canada” of this MD&A.

Prior to the completion of the Business Combination, Lion had completed financings through (i) the issuance of an unsecured convertible loan (the “Convertible Loan”) to Investissement Québec in the principal amount of $3,927,000 (C$5,000,000), and (ii) the issuance of an unsecured convertible debenture (the “Convertible Debenture”) to Investissement Québec in the principal amount of $15,708,000 (C$20,000,000). See the section entitled “Convertible Instruments with Investissement Québec” of this MD&A. In connection with the closing of the Business Combination, the Convertible Debenture and the Convertible Loan were repaid in full.

Site Selection of U.S. Manufacturing Facility

On May 7, 2021, the Company announced the selection of Joliet, Illinois, for the construction of its U.S. manufacturing facility. The new 900,000 sq-ft production facility (the “Joliet Facility”) will be Lion’s largest footprint in the U.S. The Company expects to take possession of the facility in the second half of 2021, and is expected to begin production in the second half of 2022. The facility represents an expected total investment of approximately $130 million by Lion.

Appointment of Vice President, Chief Legal Officer and Corporate Secretary

On April 6, 2021, Lion announced the appointment of François Duquette as Vice President, Chief Legal Officer and Corporate Secretary. Mr. Duquette oversees all aspects of legal and regulatory affairs, as well as provides strategic counsel to the senior management team and board of directors.

Appointment of Chief Commercial Officer

On May 11, 2021, Lion announced the appointment of Brian Piern as Chief Commercial Officer, with a start date of June 7th, 2021. Mr. Piern will oversee all aspects of Lion’s commercial and sales strategy and lead the related execution.

Appointment of Vice-President, Financial Reporting

Lion appointed Vince Spadafora as Vice President, Financial Reporting, effective May 17, 2021. In this newly created role, Mr. Spadafora will oversee all aspects of financial reporting and related compliance.

Order of 260 School Buses from a Leading School Bus Operator

On May 14, 2021, Lion secured an order for 260 buses from First Student, a leading school bus operator, with deliveries expected to take place from the second half of 2021 to the first half of 2023.

Order Book

As of May 14, 2021, Lion’s vehicle order book stood at 817 all-electric medium- and heavy-duty vehicles, consisting of 209 trucks and 608 buses, representing a combined total order value of over $225 million. Most vehicles are expected to be delivered within the next twelve months, with some deliveries expected to take place in as much as five years. Additionally, LionEnergy, Lion’s division which assists customers with selecting, purchasing, project managing and deploying charging infrastructure ahead of vehicle delivery and which generates revenues through project management and consulting services as well as the resale of charging stations from global charging infrastructure manufacturers, has a current order book of 76 charging stations, representing a combined total order value of over $800,000, as of May 14, 2021. Most charging stations are expected to be delivered within the next twelve months.

Current Situation with Regards to COVID-19

The decree of a COVID-19 state of pandemic in March 2020 has since then resulted in the enactment of numerous measures by the federal, provincial, state and municipal governments to protect the public had impacts on Lion’s operations. From time to time, these measures have resulted in either in a full shutdown or in a significant reduction in the operations of Lion’s manufacturing facility and have also impacted the Company’s research and development, marketing, sales and after-market activities. Similarly, these measures have significantly impacted customers, suppliers and other business partners, and their respective businesses.

There continues to be significant uncertainty surrounding the COVID-19 pandemic. The COVID-19 pandemic had a material negative impact on the global economy in 2020 and is expected to continue having a negative impact in 2021 and perhaps beyond. Given the dynamic nature of the pandemic, the extent to which it impacts the Lion’s business and future results will depend on unknown future developments and any further impact on the global economy and the markets in which Lion operates and sells its products, including Canada and the United States. Accordingly, as of the date of this MD&A, management was not able to assess how quickly Lion’s activities will get back to normal or the financial impact of these events at this time but continues to monitor closely the evolving situation.

Key Factors Affecting Lion’s Performance

Lion believes that its performance and future success is dependent on multiple factors that present significant opportunities for Lion, but also pose risks and challenges, including those discussed below and in the section of the Canadian Prospectus and the Registration Statement entitled “Risk Factors.”

Customer Demand for Electrification

The electrification of medium and heavy-duty commercial vehicles has recently gained strong momentum as users and governmental authorities are looking for novel solutions to reduce greenhouse gas (“GHG”) emissions and atmospheric pollution generally while the cost competitiveness of electric vehicles continues to improve. Lion anticipates that an increasing number of fleet owners and operators will seek all-electric alternatives to reduce the carbon footprint of their diesel fleets. Lion intends to leverage its broad offering of electric vehicles available for purchase today, and its strong engagement with large fleet owners and other potential customers, in order to benefit from the growing customer demand for electric vehicles.

In order to meet customer demand and drive adoption of its vehicles and solutions, Lion plans to make comprehensive additions to its production capacity and expand its network of Experience Centers, which is expected to require significant capital and operating expenses.

Reduction in Total Cost of Ownership

The total cost of ownership (“TCO”), along with quality and reliability, are the primary drivers of truck and bus purchasing decisions for fleet owners and operators. Lion’s management believes that Lion’s truck TCO is favorable to comparable diesel vehicles today in most use cases. Going forward, the TCO advantage of electric trucks is expected to further increase as electric vehicle prices reduce, which will in turn further improve the economic benefit and rationale for fleet owners and operators to purchase Lion’s all-electric vehicles. In the school bus market, the lower annual mileage of individual units typically renders the lower energy and maintenance costs insufficient to account for the currently steeper upfront costs of electric vehicles over incumbent diesel units. As such, at the current time, subsidies are often required for electric buses to be competitive over diesel units from a pure TCO point of view in this category. Over time, as the cost of the vehicles decreases as a result, among other things, of reduction in battery costs from increased vertical integration in manufacturing of battery systems, increased purchasing power with suppliers through larger volume commitments, increased manufacturing capacity utilization, and other productivity gains, the TCO for electric buses is expected to become favorable even in the absence of subsidies.

Product Development

Lion’s growth strategy depends in part upon its ability to effectively introduce new products and implement new technology-driven services and solutions, which is expected to require significant capital and operating expenses.

Lion had seven all-electric urban vehicles available for purchase as of March 31, 2021. The product offering consisted of (i) trucks, being Lion6 (Class 6 truck), Lion8 (Class 8 truck), Lion8 Reefer, and Lion8 Refuse trucks, (ii) school buses, being LionC (Type C school bus) and LionA (Type A school bus) and (iii) a shuttle bus, the LionM. Lion’s development pipeline consists of eight additional all-electric urban vehicles, including the Lion8 Tractor truck, Lion8 Bucket truck, Lion6 Utility truck, LionD (Type D school bus), Lion5 (Class 5 truck), Lion7 (Class 7 truck), Lion8 Boom truck and the Lion Ambulance. In parallel, Lion intends to continue the development and improvement of its existing vehicle products, services and solutions.

Regulatory Landscape and Government and Economic Incentives

Lion operates within an industry that is subject to environmental regulations across the various jurisdictions in which it sells its products. With heightened focus on the global environment, commercial vehicles have come under significant scrutiny by customers, enterprises, and governmental and regulatory bodies as they represent a significant portion of the global GHG emissions. While regulations have become increasingly stringent over time, various subsidy and financial incentives programs have been introduced by governmental authorities in Canada and the United States to promote the adoption of emissions-free vehicles. Demand for Lion’s vehicles is and is expected to remain influenced by federal, state, provincial and local tax credits, rebates, grants and other government programs and incentives that promote the use of battery electric vehicles. These include various government programs that make grant funds available for the purchase of battery electric vehicles. Additionally, demand for Lion’s vehicles may be influenced by laws, rules, regulations and programs that require reductions in carbon emissions, such as the various measures implemented by lawmakers and regulators in California and Québec, among others, designed to increase the use of electric and other zero-emission vehicles, including the establishment of firm goals in certain instances for the number of these vehicles operating on state roads by specified dates and the enactment of various laws and other programs in support of these goals.

Costs of Raw Materials and Supplies

Components in Lion’s vehicles are made of various raw materials, including aluminum, steel, carbon fiber, non-ferrous metals (such as copper) and other materials and minerals used to manufacture lithium-ion batteries. The prices for these raw materials fluctuate depending on market conditions and global demand. While Lion manages some of these risks through long-term contractual arrangements with suppliers with respect to the supply of certain key components of its vehicles, including lithium-ion batteries, it does not currently hedge its long-term exposure to price fluctuations of raw materials and supplies. Therefore, an increase in prices of raw materials and supplies could negatively impact the Company’s operating results if it is not able to find other manufacturing or supply alternatives or transfer these cost increases to customers.

Foreign Exchange

The Company’s revenues are reported in U.S. dollars but its functional currency is the Canadian dollar and the majority of its transactions are in Canadian dollars. The Company’s current manufacturing facility is also located in Canada. Suppliers of the Company are located in Canada, in the United States and other foreign jurisdictions. The Company’s indebtedness is denominated in Canadian dollars. Going forward, the Company’s growth strategy will require substantial investments in Canada and in the United States. Therefore, the Company’s revenues, gross profit and net income (loss) reported in U.S. dollars is and is expected to continue to be exposed to foreign exchange fluctuations.

Seasonality

The Company’s sales have historically experienced substantial fluctuations from quarter to quarter, particularly considering that they have been mainly comprised of sales of school buses which are mainly driven by the school calendar. Historically, the Company’s peak season has been during its third and fourth fiscal quarters. While the Company expects to continue to experience seasonal variations in its sales in the foreseeable future, management believes that the mix of product sales may vary considerably in the future, especially in connection with the Company’s execution of its growth strategy and as sales of trucks become more prevalent and new products are introduced. As a result, it is difficult to predict if any historical trends will be reproduced in the future.

Research and Development

Lion’s team of over 200 engineers and other R&D professionals conducts research and development from its two R&D centers in Saint-Jérôme, Québec, and Montréal, Québec.

Lion’s research and development is currently focused on developing additional purpose-built electric vehicle platforms and continuing to develop proprietary battery systems.

Lion expects research and development expense to increase in the foreseeable future in order to continue expanding on and improving its product offering.

Components of Results of Operations

Revenues

To date, Lion has primarily generated revenues from the sale of its all-electric school bus vehicles. Following the ongoing ramp-up of Lion’s truck manufacturing, Lion anticipates a significant proportion of its revenues to be generated from the sale of all-electric trucks over time.

Cost of Sales

Lion’s cost of sales includes material costs, labor, manufacturing overhead, and other direct costs related to electric vehicle production.

Administrative Expenses

Administrative expenses consist of facility leasing, share-based compensation, management, information technology, human resources, accounting and general administrative functions. Lion expects its administrative expenses to increase for the foreseeable future as Lion increases headcount to support the growth of its business, and as a result of costs associated with operating as a public company, including compliance with the rules and regulations of the SEC and applicable Canadian securities laws and stock exchanges, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services.

Selling Expenses

Selling expenses consist of personnel-related expenses for Lion’s bus and truck sales, share-based compensation, business development, aftermarket sales and marketing and communications, in addition to expenses incurred for publicity and marketing events. Lion expects its selling expenses to increase for the foreseeable future as Lion expands its sales force and increases headcount to support the growth of its business.

Finance Costs

Finance costs primarily consists of interest paid on Lion’s outstanding debt, interest on lease liabilities, as well as non-cash accretion expenses on retractable common shares and on balance of purchase price payable related to the acquisition of dealership rights.

Lion’s Unanimous Shareholders’ Agreement which provided for retraction rights in respect of certain common shares was terminated in accordance with its terms effective as of closing of the Business Combination and such retraction rights did not become exercisable at or before the closing of the Business Combination. As a result, such retraction rights will not impact results of operations for future periods.

Foreign Exchange Loss (Gain)

Foreign exchange loss and gain represents the losses and gains on instruments such as cash balances, accounts receivable, accounts payable, debt balances and other accounts that are not denominated in Canadian dollars, as a result of changes in foreign currency rates.

Change in Fair Value of Share Warrant Obligation

On July 1, 2020, in connection with the entering into of the MPA (as defined below) with Amazon Logistics, Inc., the Company issued the Specified Customer Warrant to the Warrantholder which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. Lion has determined that the Specified Customer Warrant is a derivative instrument and should be classified as a liability in accordance with IAS

32—Financial Instruments: Presentation and IFRS 9—Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value as a share warrant obligation and then revalued at each reporting date, with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates. See section entitled “Common Equity Warrant Issued to the Warrantholder”.

Results of Operations

Comparison of the three-month period ended March 31, 2021 and the three-month period ended March 31, 2020

Lion’s results of operations for the three-month period ended March 31, 2021 and 2020 are presented below:

	(Unaudited)
	three-month period Ended March 31,		$ Change	% Change
	2021	2020
	(dollar amounts in thousands, except share and per share data)
Revenues	$6,225	$1,228	$4,997	407%
Cost of sales	$8,032	$2,285	5,748	252%

Gross profit	(1,807)	(1,056)	(751)	n.a.

Gross profit margin	(29.0%)	(86.0%)		57.0%
Operating expenses:
Administrative expenses	6,270	761	5,509	724%
Selling Expenses	4,384	1,607	2,777	173%
Finance costs	3,907	1,880	2,028	108%
Foreign exchange loss (gain)	(179)	366	(545)	(149%)
Change in fair value of share warrant obligation	(75)	—	(75)	n.a.

Net loss	($16,114)	($5,669)	($10,445)	184%

Foreign currency translation adjustment	($1,302)	($112)	($1,190)	1,060%

Comprehensive loss	($17,416)	($5,782)	($11,635)	201%

Basic and diluted loss per share	($0.15)	($0.05)	($0.10)	184%

Weighted average number of common shares outstanding	110,551,314	110,551,314	—	n.a.

Revenues

Revenues increased by $5.0 million, from $1.2 million for the three-month period ended March 31, 2020 to $6.2 million for the three-month period ended March 31, 2021. The increase in revenue was primarily due to an increase in vehicle sales volume of 22 units, from 2 units (2 school buses in the U.S.) for the three-month period ended March 31, 2020 to 24 units (18 school buses and 6 trucks; 22 vehicles in Canada and 2 vehicles in the U.S.) for the three-month period ended March 31, 2021.

Cost of Sales

Cost of sales increased by $5.7 million, from $2.3 million for the three-month period ended March 31, 2020 to $8.0 million for the three-month period ended March 31, 2021. The increase was primarily due to the addition of personnel and other resources to accommodate higher anticipated production volumes. Lion completed the manufacturing of 43 vehicles in the three-month period ending March 31, 2021.

Gross Profit

Gross profit decreased by $0.8 million, from ($1.1) million (-86.0% of revenues) for the three-month period ended March 31, 2020 to ($1.8) million (-29.0% of revenues) for the three-month period ended March 31, 2021. The decrease is primarily due to the addition of personnel and other resources to accommodate higher anticipated production volumes.

Administrative Expenses

Administrative expenses increased by $5.5 million, from $0.8 million for the three-month period ended March 31, 2020 to $6.3 million for the three-month period ended March 31, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $3.1 million for the three-month period ended March 31, 2021 ($0.2 million for the three-month period ended March 31, 2020), to Lion expanding its head office capabilities in preparation of an expected increase in business, and an increase in non-recurring professional fees.

Selling Expenses

Selling expenses increased by $2.8 million, from $1.6 million for the three-month period ended March 31, 2020 to $4.4 million for the three-month period ended March 31, 2021. The increase was primarily due a significant increase in non-cash share-based compensation of $2.1 million for the three-month period ended March 31, 2021 ($0.1 million for the three-month period ended March 31, 2020), to Lion expanding its sales force effective, and an increase in expenses associated with Experience Centers.

Finance Costs

Finance costs increased by $2.0 million, from $1.9 million for the three-month period ended March 31, 2020 to $3.9 million for the three-month period ended March 31, 2021. The increase was driven primarily by higher accretion expense on retractable shares, an increase in borrowing costs due to an increase in the amount of debt outstanding, an increase in interest expense on convertible debt instruments, and an increase in lease liabilities from new Experience Center openings.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) increased by $0.5 million, from a loss of $0.4 million for the three-month period ended March 31, 2020 to a gain of $0.2 million for the three-month period ended March 31, 2020, largely as a result of a weakening of the Canadian dollar relative to the U.S. dollar during the three-month period ended March 31, 2020 and a strengthening of the Canadian dollar relative to the U.S. dollar during the three-month period ended March 31, 2021.

Change in Fair Value of Share Warrant Obligation

Change in fair value of share warrant obligation increased from nil for the three-month period ended March 31, 2020 (as the Lion Warrant had not yet been issued), to a gain of $0.1 million for the three-month period ended March 31, 2021. The gain for the three-month period ended March 31, 2021 was largely related to a reduction in warrant life from the December 31, 2020 valuation, offset by an increase in the interest rate used to perform the valuation.

Net Loss

Net loss increased by $10.4 million, from ($5.7) million for the three-month period ended March 31, 2020 to ($16.1) million for the three-month period ended March 31, 2020, largely due to the factors discussed above.

Reconciliation of Adjusted EBITDA

The following table reconciles net loss to Adjusted EBITDA for the three-month periods ended March 31, 2021 and 2020:

	(Unaudited)
	three-month period ended March 31,
	2021	2020
	(in thousands)
Revenue	$6,225	$1,228
Net loss	(16,114)	($5,669)
Finance costs	3,907	1,880
Depreciation and amortization	984	483
Share-based compensation(1)	5,205	251
Change in fair value of warrant(2)	(75)	—
FX loss (gain)(3)	(179)	—
Non-recurring fees(4)	410	21

Adjusted EBITDA	($5,861)	($3,034)

Adjusted EBITDA margin	nmf	nmf

(1)	Represents non-cash expenses recognized in connection with the issuance and revaluation to fair value of options to participants under Lion’s legacy option plan.
(2)	Represents change in the fair value of the share warrant obligation under the Specified Customer Warrant valued at $31,868,091 as of March 31, 2021.
(3)	Represents non-cash losses (gains) relating to foreign exchange translation.
(4)

Represents non-recurring professional fees related to the acquisition of dealership rights and other professional fees, including as it relates to financing transactions, recruiting of senior management and other non-recurring items.

Financial Position

The following table sets out selected information related to the financial position of Lion as of March 31, 2021 and December 31, 2020:

	(Unaudited)
	March 31, 2021	December 31, 2020
Inventories	47,852,275	38,073,303
Total current assets	64,082,089	57,656,523
Property, plant and equipment	6,340,776	5,446,807
Total assets	140,963,673	127,020,606
Total current liabilities	130,260,414	105,226,066
Total non-current financial liabilities(1)	79,687,680	76,389,971
Total non-current liabilities	123,745,518	117,420,469
Total liabilities	254,005,932	222,646,535
Total shareholders’ deficiency	(113,042,259)	(95,625,929)

(1)

Represents financial liabilities related to long-term debt, convertible debt instruments, share warrant obligation and common shares (retractable), as reflected in the Company’s unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2021.

Liquidity and Capital Resources

Liquidity and Capital Management

As of March 31, 2021, Lion had current assets of $64.1 million and trade and other payables of $15.3 million and an accumulated deficit of $142.5 million. Lion incurred a net loss of $16.1 million for the three-month period ended March 31, 2021 and a net loss of $5.7 million for the three-month period ended March 31, 2020. Lion expects to continue to incur net losses in the short term, as it continues to execute on its growth strategy.

Lion’s growth strategy and the development, design, manufacturing, sale and servicing of Lion’s vehicles are capital-intensive. Net cash used in investing activities is expected to continue to increase substantially as Lion purchases additional property and equipment, continues the development of its product offering, and scales its manufacturing operations to meet anticipated demand.

Lion’s primary sources of liquidity used in the funding of its operations are its sales volumes, its credit facilities, other borrowings and debt capital, and contributions from shareholders. Lion used a portion of the funds raised in connection with the Business Combination and the PIPE Financing to repay indebtedness and pay transaction expenses, and it expects to use a significant portion of the remaining funds to fund its growth strategy in the future. Lion’s ability to access capital when needed is not assured and, if capital is not available to Lion when and in the amounts needed, Lion could be required to delay, scale back or abandon all or part of its growth strategy, including planned additions to its current manufacturing facility as well as the construction of its planned large-scale U.S. manufacturing facility and of its battery assembly facility.

Cash Flows Summary

Presented below is a summary of Lion’s operating, investing, and financing cash flows for the three-month period ending March 31, 2021 and 2020:

	For the three-month periods ended March 31,
	2021	2020
	(in thousands)
Cash flows used in operating activities	($10,064)	($5,491)
Cash flows used in investing activities	(7,106)	(2,426)
Cash flows from financing activities	17,189	8,241

Effect of exchange rate changes on cash held in foreign currency	(62)	(22)

Net change in cash	($43)	$302

Cash Flows Used in Operating Activities

For the three-month period ended March 31, 2021, cash flows used in operating activities was $10.1 million. The cash used was related to Lion’s net loss of $16.1 million driven by the factors discussed above, and net changes in working capital of ($2.6) million, partially offset primarily by non-cash items of $2.6 million related to accretion expenses, $1.0 million related to depreciation and amortization, $5.2 million related to share-based compensation.

For the three-month period ended March 31, 2020, cash flows used in operating activities was $5.5 million. The cash used was related to Lion’s net loss of $5.7 million and changes in working capital of ($2.3) million, partially offset primarily by non-cash items of $1.4 million related to accretion expenses, $0.5 million related to depreciation and amortization, $0.3 million related to unrealized foreign exchange loss, and $0.3 million related to share-based compensation.

Cash Flows Used in Investing Activities

Cash used in investing activities primarily relate to capitalized R&D for vehicle and battery system development and capital expenditures for equipment and machinery, leasehold improvements, office furniture and equipment as Lion continues to invest in its business infrastructure and scales its manufacturing operations.

Cash used in investing activities was $7.1 million for the three-month period ended March 31, 2021. The cash used was related to acquisition of intangible assets of $6.5 million and capital expenditures of $1.1 million, partially offset by government assistance related to intangible assets of $0.5 million. The majority of acquisition of intangible assets is related to capitalized R&D for vehicle and battery system development. Property, plant and equipment and intangible assets totaled $54.5 million as of March 31, 2021.

Cash used in investing activities was $2.4 million for the three-month period ended March 31, 2020. The cash used was related to acquisition of intangible assets of $2.8 million and capital expenditures of $0.9 million, partially offset by government assistance related to intangible assets of $1.2 million.

Cash Flows from Financing Activities

Cash provided by financing activities was $17.2 million for the three-month period ended March 31, 2021, which was primarily due to a net increase of $17.6 million in long-term debt and other debt, partially offset by the repayment of lease liabilities of $0.4 million.

Cash provided by financing activities was $8.2 million for the three-month period ended March 31, 2020, which was primarily due to a net increase of $4.8 million in long-term debt and other debt, and $3.7 million of proceeds from convertible debt instruments issuance, partially offset by the repayment of lease liabilities of $0.2 million.

Credit Agreement with National Bank of Canada

On February 25, 2019, Lion entered into a credit agreement with NBC which was amended on September 23, 2019, May 15, 2020, August 25, 2020, December 2, 2020 and December 18, 2020 (the “Credit Agreement”). The Credit Agreement provided for the following credit (i) a $27,489,000 (C$35 million) operating revolving facility, (ii) a $35,343,000 (C$45 million) term loan facility, and (iii) a $7,854,000 (C$10 million) additional term loan facility. The operating revolving credit facility included a sub-facility for standby letters of credit with an aggregate cap of $392,700 (C$500,000) (or the equivalent in other approved currencies). Such credit facilities bore interest at floating rates by reference to the Canadian prime rate or the U.S. prime rate, as applicable, plus a margin of 1.0% for the operating revolving facility, 9.0% for the term loan facility and 3.0% for the additional term loan facility. The obligations under the Credit Agreement were secured by a first priority security interest, hypothec and lien on substantially all of Lion’s property and assets, except for certain tax credits and government grants on which it holds a second priority security interest, hypothec and lien subject to the first priority security of Finalta under the loans made by it. The Credit Agreement also required Lion to maintain certain financial ratios. In connection with the third amendment to the Credit Agreement dated December 2, 2020, NBC waived any default or any event of default resulting from the failure by Lion to maintain such financial ratios until the maturity date. As of March 31, 2021, there was $23,369,339 (C$29,388,002) outstanding under the operating revolving credit facility, $31,808,000 (C$40,000,000) outstanding under the term loan facility and $7,952,000 (C$10,000,000) outstanding under the additional term loan facility. In connection with the closing of the Business Combination, Lion repaid in full all amounts owed under the Credit Agreement, and the Credit Agreement and all security related thereto were terminated. See section entitled “Recent Developments”.

Finalta Loan Agreement

On May 6, 2021, Lion entered into the Finalta Loan Agreement, which amended and restated in their entirety the two (2) loan agreements that had previously been entered into with Finalta, as lender, to finance certain refundable tax credits and grants under government programs. See the sections entitled “Description of Certain Indebtedness –Loan Agreement with Finalta Capital Fund, L.P. – December 2018” and “Description of Certain Indebtedness –Loan agreement with Finalta Capital Fund, L.P. – May 2020” in the Canadian Prospectus and the Registration Statement. As of March 31, 2021, there was $7,799,624 (C$9,808,380) outstanding under the loans governed by the Former Finalta Loan Agreements.

The Finalta Loan Agreement provides for a combined loan facility of up to a principal amount of approximately C$13,500,000 and bears interest at the rate of 7.50% per annum. The Finalta Loan Agreement matures on May 31, 2022, and may be extended by one (1) year. The obligations thereunder are secured by a first priority security interest, hypothec and lien in tax credits and government grants and a subordinate security interest, hypothec and lien in substantially all other property and assets.

The Finalta Loan Agreement includes certain customary restrictions and negative covenants on Lion’s activities, subject to certain exceptions, baskets and thresholds. The Finalta Loan Agreement also provides for customary events of default, in each case, subject to customary grace periods, baskets and materiality thresholds. Upon the occurrence and during the continuance of an event of default, Finalta would be entitled to demand the immediate repayment of all amounts owing to it under the Finalta Loan Agreement and/or it may exercise its other rights, remedies and/or recourses.

Convertible Instruments with Investissement Québec

March 2020 Convertible Loan. In March 2020, Lion completed a financing through the issuance of the Convertible Loan to Investissement Québec in the principal amount of $3,741,675 (C$5,000,000). The

Convertible Loan had an initial maturity date of March 3, 2025 and bore interest at an annual rate of 7.5% with the interest payable at the maturity date. In connection with the closing of the Business Combination, the Convertible Loan was repaid in full. See section entitled “Recent Developments”.

September 2020 Convertible Debenture. In September 2020, Lion completed a financing through the issuance of the Convertible Debenture to Investissement Québec in the principal amount of $15,340,000 (C$20,000,000). The Convertible Debenture had an initial maturity date of September 1, 2023 and bore interest at a rate of 15% per annum for the first year, and 18% thereafter, subject to the terms and conditions set out therein. In connection with the closing of the Business Combination, the Convertible Debenture was repaid in full. See section entitled “Recent Developments”.

Off-Balance Sheet Arrangements

During the periods presented, Lion did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Overall Considerations

Lion’s unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2021 have been prepared in conformity with IFRS using the significant accounting policies and measurement bases that are in effect as of March 31, 2021, as summarized below with respect to areas requiring the most significant estimates and judgments. These were used throughout all periods presented in the consolidated financial statements.

Revenue

Lion’s principal sources of revenue are the sale of all-electric medium and heavy-duty urban vehicles. To determine whether to recognize revenue, Lion follows a five-step process:

•	Identifying the contract with a customer;

•	Identifying the performance obligations;

•	Determining the transaction price;

•	Allocating the transaction price to the performance obligations; and

•	Recognizing revenue when/as performance obligation(s) are satisfied.

Revenue is recognized at a point in time, when Lion satisfies performance obligations by transferring control of the goods to its customers, which generally occurs when the goods are delivered to the customers and when the customer confirms acceptance.

Lion guarantees its products against defects. An allowance for warranty expense is recorded when the revenue for the related product is recognized. The allowance is based upon the terms of the warranty, Lion’s historical experience and management estimates of future expense for replacement or repairs. The corresponding expense is recorded in cost of goods sold.

Intangible Assets

Acquired Software. Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and install the specific software.

Dealership Rights with an Indefinite Useful Life. Dealership rights with an indefinite useful life are recorded initially at cost and are not amortized. Because the acquisition was based on future sales of a product, Lion has elected to measure the cost based on a financial liability model, whereby the fair value of all variable payments under the contract are recorded on initial recognition of the asset with a corresponding liability. Any re-measurements of the related liability are recognized in earnings. The cost also includes any directly attributable costs of preparing the asset for its intended use. Directly attributable cost includes professional fees arising directly from bringing the asset to its working conditions.

Dealership rights are subject to asset impairment testing as described below. The useful life is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment.

Internally Developed Intangible Assets.

Expenditure on the research phase is recognized as an expense as incurred. Costs that are directly attributable to a project’s development phase are recognized as intangible assets, provided they meet the following recognition requirements:

•	Development costs can be measured reliably;

•	Project is technically and commercially feasible;

•	Lion and its subsidiaries intend to and have sufficient resources to complete the project;

•	Lion and its subsidiaries have the ability to use or sell the intangible assets; and

•	Intangible assets will generate probable future economic benefits.

Development costs not meeting these criteria for capitalization are expensed as incurred.

Directly attributable costs include employee costs incurred along with an appropriate portion of relevant overheads and subcontractors’ fees.

Subsequent Measurement.

All finite-live intangible assets are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives, as these assets are considered finite. Residual values and useful lives are reviewed at each reporting date. In addition, they are subject to impairment testing as described below. The following useful lives are applied:

•	Software: 5 years

•	Development costs: According to production of 7,000 units

Leased Assets

Identification of Leases.

For any new contracts, Lion considers whether a contract is, or contains a lease. A lease is defined as “a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.” To apply this definition Lion assesses whether the contract meets three key evaluations which are whether:

•	Contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to Lion;

•

Lion and its subsidiaries have the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and

•

Lion and its subsidiaries have the right to direct the use of the identified asset throughout the period of use. Lion assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.

Measurement and Recognition of Leases as a Lessee.

At lease commencement date, Lion recognizes a right-of-use asset and a lease liability on the consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by Lion, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

Lion depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Lion also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, Lion measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or Lion’s incremental borrowing rate. The incremental borrowing rate is the estimated rate that Lion would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of Lion’s.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.

When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

Lion has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Impairment Testing of Intangible Assets, Property, Plant and Equipment and Right-of-Use Assets

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. Cash-generating units to which intangible assets with indefinite useful life have been allocated (determined by Lion’s management as equivalent to its operating segment) are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value-in-use, management estimates expected future cash flows from each cash-generating unit and determines a suitable interest rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to Lion’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements. Discount factors are determined individually for each cash-generating unit and reflect management’s assessment of respective risk profiles, such as market and asset-specific risks factors.

Impairment losses for cash-generating units are charged pro rata to the assets in the cash-generating unit. All assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the cash-generating unit’s recoverable amount exceeds its carrying amount.

Inventories

Finished goods, goods in process and raw materials are valued at the lower of cost and net realizable value. Cost is determined using the identified cost method for finished goods and goods in process while the cost of raw materials is determined using the weighted average cost method. Supplier rebates are deducted to determine the cost of purchase.

The cost of inventories includes all purchase, conversion and other costs incurred to bring the inventories to their present location and condition. The net realizable value represents the estimated selling price in the normal course of business less the estimated costs necessary to make the sale. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the year the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of inventories recognized as an expense in the year in which the reversal occurs.

Common Equity Warrant Issued to the Warrantholder

On July 1, 2020, in connection with the entering into of a master purchase agreement and a work order (collectively, the “MPA”) with Amazon Logistics, Inc., the Company issued a warrant to purchase common shares of the Company (the “Specified Customer Warrant”) to Amazon.com NV Investment Holdings LLC (the “Warrantholder”) which vests, subject to the terms and conditions contained therein, based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services.

At the election of the Warrantholder, any vested portion of the Specified Customer Warrant can be exercised either on a cash basis by the payment of the applicable exercise price or on a net issuance basis based on the in-the-money value of the Specified Customer Warrant. The exercise of the Specified Customer Warrant corresponds to $23.36 per share ($5.66 following the completion of the Business Combination and the Pre-Closing Reorganization). The Specified Customer Warrant grants the Warrantholder the right to acquire up to 8,561,603 (35,350,003 following the completion of the Business Combination and the Pre-Closing Reorganization) Lion Common Shares representing 19.99% (approximately 15% on a partially diluted basis following the completion of the Business Combination and the Pre-Closing Reorganization) of the issued and outstanding Lion Common Shares.

There was an initial vesting of a portion of the Specified Customer Warrant which is exercisable for 1,284,243 (5,302,511 following the completion of the Business Combination and the Pre-Closing Reorganization) Lion Common Shares. The remaining portion of the Specified Customer Warrant vests in three tranches based on the aggregate amount of spending by Amazon.com, Inc. and its affiliates on Lion’s products or services. The Specified Customer Warrant has a term of 8 years ending on July 1, 2028. Full vesting of the Specified Customer Warrant requires spending of at least $1.1 billion on Lion’s products or services over the term of the Specified Customer Warrant, subject to accelerated vesting upon the occurrence of certain events, including a change of control of Lion or a termination of the MPA for cause.

Lion has determined that the Specified Customer Warrant is a derivative instrument and should be classified as a liability in accordance with IAS 32—Financial Instruments: Presentation and IFRS 9—Financial Instruments. The vested portion of the Specified Customer Warrant is initially recorded at fair value and then revalued at each reporting date. The initial fair value of the Specified Customer Warrant of $13,227,703 was recorded as a share warrant obligation with a corresponding contract asset recognized at inception. The corresponding contract asset recognized at inception will be amortized as a reduction of revenues on a percentage per dollar of revenue generated with Amazon.com, Inc. and its affiliates.

The fair value of the share warrant obligation was revalued as of March 31, 2021. The fair value of the Specified Customer Warrant was determined based on the Black-Scholes option pricing model taking into account the following assumptions (following the completion of the Business Combination and the Pre-Closing Reorganization):

	March 31, 2021	December 31, 2020
Exercise price ($)	5.66	5.66
Share price ($)	10.00	10.00
Volatility (%)	40%	40%
Risk-free interest rate (%)	1.24%	0.69%
Expected warrant life (years)	7.25	7.50

Convertible Debt Instruments with Investissement Québec

			March 31, 2021
	Convertible Loan	Convertible Debentures	Conversion Option
Balance at January 1, 2021	$3,676,252	$15,190,638	$1,472,520
Accretion expense	92,447	712,121	—
Foreign currency translation adjustment	46,492	194,323	—

Balance at March 31, 2021	$3,815,191	$16,097,082	$1,472,520

March 2020 Convertible Loan.

An amount of $70,376 (C$94,043) in financing fees was incurred as a direct cost in the closing of the financing. This balance has been capitalized and netted against the proceeds received from the issuance of the Convertible Loan. The financial instrument meets the “Fixed for Fixed” criteria under IAS 32. As such, the conversion option was classified as an equity instrument at the issuance date and is not subsequently remeasured. The conversion option classified as equity will remain in equity until the conversion is exercised, in which case, the balance recognized in equity will be transferred to another equity account.

The debt portion of the Convertible Loan was recorded at the estimated fair value of $3,318,735 (C$4,400,000) using an effective interest rate of 10.76% per annum at the time of issuance with the residual value of $422,940 (C$600,000) recorded as contributed surplus.

As of March 31, 2021, the Convertible Loan balance was accreted to $3,815,191 (C$4,797,776) with an interest expense of $92,447 (C$117,036) and a foreign currency translation adjustment of $46,492 for the three-month period ending March 31, 2021.

September 2020 Convertible Debenture.

An amount of $313,131 (C$417,675) in financing fees was incurred as a direct cost in the closing of the financing. This balance has been capitalized and netted against the proceeds received from the issuance of the Convertible Debenture. The financial instrument meets the “Fixed for Fixed” criteria under IAS 32. As such, the conversion option was classified as an equity instrument at the issuance date and is not subsequently remeasured. The conversion option classified as equity will remain in equity until the conversion is exercised, in which case, the balance recognized in equity will be transferred to another equity account.

The debt portion of the Convertible Debenture was recorded at the estimated fair value of $14,290,420 (C$18,600,000) using an effective interest rate of 20.52% per annum at the time of issuance with the residual value of $1,049,580 (C$1,400,000) recorded as a separate component in equity.

As of March 31, 2021, the Convertible Debenture balance was accreted to $16,097,082 (C$20,242,809) with an interest expense of $712,121 (C$901,533) and a foreign currency translation adjustment of $194,323 for the three-month period ending March 31, 2021.

Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless Lion designated a financial liability at fair value through profit or loss.

Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at fair value through profit or loss (FVTPL), which are carried subsequently at fair value with gains or losses recognized in profit or loss.

All interest-related charges and, if applicable, changes in an instrument’s fair value that are reported in profit or loss are included within finance costs or finance income.

Provisions, Contingent Assets and Contingent Liabilities

Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when Lion has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from Lion and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Restructuring provisions are recognized only if a detailed formal plan for the restructuring has been developed and implemented, or management has at least announced the plan’s main features to those affected by it. Provisions are not recognized for future operating losses.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material. Any reimbursement that Lion can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision. In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, Lion is as an emerging growth company (“EGC”). As such, Lion is eligible for and relies on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

Lion will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of Lion’s Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the Closing.

Foreign Private Issuer Status

Lion qualifies as a “foreign private issuer” as defined under SEC rules. Even after Lion no longer qualifies as an emerging growth company, as long as Lion continues to qualify as a foreign private issuer under SEC rules, Lion is exempt from certain SEC rules that are applicable to U.S. domestic public companies, including:

•	the rules requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial statements and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

Notwithstanding these exemptions, Lion will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC or Canadian securities legislation, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

Lion may take advantage of these exemptions until such time as Lion is no longer a foreign private issuer. Lion would cease to be a foreign private issuer at such time as more than 50% of its outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of its executive officers or directors are U.S. citizens or residents, (ii) more than 50% of its assets are located in the United States or (iii) its business is administered principally in the United States.

Both foreign private issuers and emerging growth companies also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if Lion no longer qualifies as an emerging growth company, but remains a foreign private issuer, Lion will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

In addition, because Lion qualifies as a foreign private issuer under SEC rules, Lion is permitted to follow the corporate governance practices of Canada (the jurisdiction in which Lion is organized) in lieu of certain NYSE corporate governance requirements that would otherwise be applicable to Lion. For example, under Canadian securities laws, Lion is not required to, and does not intend to, have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE Listing Rules. In addition, under Canadian securities laws, Lion is not required to, and does not intend to, have a compensation committee or a nominations committee that is comprised solely of independent directors.

If at any time Lion ceases to be a foreign private issuer, Lion will take all action necessary to comply with the SEC and NYSE Listing Rules, including by appointing a majority of independent directors to its board of directors and having compensation and nominating committees that are comprised solely of independent directors, subject to a permitted “phase-in” period.

Qualitative Disclosure About Market Risk

Lion is exposed to various risks in relation to financial instruments. The main types of risks are currency risk and interest rate risk. While Lion may enter into hedging contracts from time to time, any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, Lion does not currently have foreign-exchange hedging contracts in place with respect to all currencies in which it does business.

Currency Risk

While Lion presents its financial statements in U.S. dollars, its functional currency is the Canadian dollar and the majority of Lion’s transactions are in Canadian dollars. Lion is exposed to currency risk due to cash, trade and other receivables, borrowings and trade and other payables denominated in foreign currency, being primarily the U.S. dollar.

Interest Rates

Lion is exposed to interest rate risk with respect to financial assets and liabilities bearing fixed and variable interest rates. In addition, credit facilities under the Finalta Loan Agreement bear interest at a fixed rate and Lion is, therefore, exposed to the risk of changes in fair value resulting from interest rate fluctuations.

Recently Issued Accounting Standards Not Yet Adopted

From time to time, new accounting standards, amendments to existing standards, and interpretations are issued by the International Accounting Standards Board (“IASB”). Unless otherwise discussed, Lion believes that the impact of recently issued standards or amendments to existing standards that are not yet effective will not have a material impact on Lion’s financial position or results of operations under adoption.

Internal Controls and Procedures

As a result of the Company becoming a reporting issuer under applicable Canadian securities legislation following the end of the three-month period ended March 31, 2021, the Company is not subject to the certification requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) in respect of such period. The Company intends to comply with the certification requirements of NI 52-109 as of the second quarter of the current fiscal year, it being understood that the Company may rely on applicable exemptions from certain representations in such certifications that are available to new reporting issuers.

Disclosure of Outstanding Share Data

As of May 14, 2021, the Company had the following issued and outstanding shares, warrants and stock options:

•	188,497,602 Lion Common Shares, which are listed on the TSX and on the NYSE under the symbol “LEV”

•	27,111,741 Lion Warrants, which are listed on the TSX under symbol “LEV.WT” and on the NYSE under the symbol “LEV WS”

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the Specified Customer Warrant which, if and when fully vested, will be exercisable for up to 35,350,003 Lion Common Shares upon an exercise on a cash basis (see the section entitled “Common Equity Warrant Issued to the Warrantholder”). The portion of the Customer Warrant that is vested as of the date of this report is exercisable for 5,302,499 Lion Common Shares

•	stock options to purchase 10,375,186 Lion Common Shares

Additional Information

Additional information relating to Lion is available on SEDAR at www.sedar.com and on Edgar at www.sec.gov.